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                             U.S. TRUST CORPORATION
              Exhibit 99 - Pro Forma Condensed Financial Statement

         The following unaudited pro forma condensed statement of income for the year ended December 31, 1995 (the "Pro Forma Statement"), was prepared to present the estimated effects of the Disposition and Merger transaction with The Chase Manhattan Corporation, the related restructuring transactions and the effect of the Services Agreement as if such transactions had occurred as of January 1, 1995.

         The "Disposition Adjustments" column in the Pro Forma Statement includes the elimination from operations of the revenue and expenses related to the sale of the Chase Acquired Business.

         The "Other Adjustments" column in the Pro Forma Statement includes the ongoing impact on the Corporation's results of operations arising from the nonrecurring adjustments and the Services Agreement including the nonrecurring adjustments that have been recorded through December 31, 1995.

         All of the pro forma adjustments are based upon available information and upon certain assumptions that the Corporation believes are appropriate. The SEC guidelines and the recommendations established by the Emerging Issues Task Force (EITF) precluded certain assumptions from being incorporated into the pro forma financial statement, and consequently, the pro forma financial statement is not a projection of the Corporation's financial performance.


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                     PRO FORMA CONDENSED STATEMENT OF INCOME
                          Year Ended December 31, 1995
                (Dollars In Thousands, Except Per Share Amounts)
                                   (UNAUDITED)



                                                                Reversal of
                                                                Back Office    Corporation
                                              Disposition       & Corporate    Before Other        Other             Corporation
                                 Historical   Adjustments(b)    Staff(c)       Adjustments      Adjustments          Pro Forma(a)
                                 ----------   -------------    -----------     ------------     -----------        --------------
REVENUES
Fee Revenue                    $    281,426   $    (67,519)     $       --     $    213,907      $       --        $    213,907
Net Interest Revenue After
  Provision for Credit Losses        96,876        (29,587)             --           67,289              --              67,289
Other Income and Net
  Securities Gains                    6,506         (2,284)             --            4,222              --               4,222
                               ------------   ------------      ------------   ------------      ------------      ------------
Total Revenue                       384,808        (99,390)             --          285,418              --             285,418
                               ------------   ------------      ------------   ------------      ------------      ------------
OPERATING EXPENSES
Salaries and Benefits               191,181        (45,588)           12,795        158,388           (22,485)          135,903
Net Occupancy                        38,248         (7,440)            2,950         33,758            (2,863)           30,895
Other                                93,202        (22,350)           13,206         84,058           (15,533)           68,525(e)
Restructuring Costs                 155,589           --                --          155,589          (155,589)(a)          --
                               ------------   ------------      ------------   ------------      ------------      ------------
Total Operating Expenses            478,220        (75,378)           28,951        431,793          (196,470)          235,323
                               ------------   ------------      ------------   ------------      ------------      ------------
Income (Loss) Before Income
  Tax Expense                       (93,412)       (24,012)          (28,951)      (146,375)          196,470            50,095
Income Tax Expense
  (Benefit) (d)                     (42,891)       (10,805)          (13,028)       (66,724)           87,584            20,860
                               ------------   ------------      ------------   ------------      ------------      ------------
Net Income (Loss)              $    (50,521)  $    (13,207)     $    (15,923)  $    (79,651)     $    108,886      $     29,235
                               ============   ============      ============   ============      ============      ============
Net Income (Loss) Per Share:
  Fully Diluted                $      (5.24)                                                                       $       2.82
                               ============                                                                        ============
Average Shares Outstanding:
  Fully Diluted                   9,637,800                                                                          10,400,000
                               ============                                                                        ============



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                NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENT

         (a) The objective of the Pro Forma Statement is to provide information concerning the impact of the Disposition and Merger by showing how it might have affected historical financial statements if the Disposition and Merger had been consummated as of an earlier date. Accordingly, the analysis begins with the historical financial statement of the Corporation, deletes the Processing Business and reflects other pro forma adjustments, to present the pro forma results of the surviving entity. Therefore, the Pro Forma Statement reports net income which does not include material nonrecurring charges and credits and related tax effects, which result directly from the Disposition and Merger.

         Corporation Pro Forma net income is computed assuming the Disposition and Merger was consummated at the beginning of the period presented and includes adjustments which give effect to events that are directly attributable to the Disposition and Merger and that are expected to have a continuing impact on the Corporation.

         The adjustments are related to severance and other termination-related costs associated with the elimination of approximately 150 positions, the cost of the disposition of certain facilities, premises and equipment and the termination and modification of certain leases and third party services agreements. The restructuring charges are eliminated in the other adjustments column so that the Corporation Pro Forma results exclude the one-time nonrecurring effect of these charges.

         Net income per share has been calculated on a basis consistent with the Corporation's past practices and was determined by dividing "Net Income -- Corporation Pro Forma" by the estimated fully diluted average shares outstanding for the period. Actual fully diluted shares outstanding were 9,637,800. Estimated fully diluted average shares outstanding include the actual average shares outstanding, the assumed exercise of stock options and the dilutive effects of approximately 800,000 phantom shares. Dividends paid on phantom shares have been added back to net income on an after-tax basis. The primary and fully diluted net income per share amounts are the same

         (b) Disposition Adjustments -- The Disposition Adjustments reflect the disposition of the Chase Acquired Business pursuant to the Disposition and Merger. The Disposition Adjustments include the revenues and expenses of the Chase Acquired Business as allocated in accordance with the methodologies utilized by the Corporation's internal management reporting system. The amount of net interest revenue is based upon the average Investable Balances multiplied by an internally calculated interest rate. The rate is based upon the rates earned by the Corporation's long- and short-term securities.

         Fee Revenue represents amounts earned by the Chase Acquired Business. Expenses reflect direct costs incurred and allocations of other costs in accordance with the Corporation's internal management reporting system.

         (c) Back Office and Corporate Staff -- The $29.0 million of back office and corporate staff charges for the year ended December 31, 1995, are derived from the Corporation's internal management accounting system and represent the amounts allocated to the Chase Acquired Business for services provided. Back office support costs include securities processing and custody, check clearance and computer services processing and support services while the corporate staff cost allocations include financial, personnel, legal and general services support functions. Such back office support and corporate staff costs have been added to the expenses of the Corporation Before Other Adjustments because such costs were not eliminated in connection with the disposition of the Chase Acquired Business. The estimated downsizing of the corporate staff and the impact of the Services Agreement are reflected in the Other Adjustments.

         (d) Income Taxes -- Income taxes reflected in the Pro Forma Statement of Income is recorded at the statutory Federal tax rate of 35%, adjusted for the impact of state and local taxes and nondeductible items. The resulting effective tax rate for the Corporation was approximately 42% for the year ended December 31, 1995.

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         (e) Other operating expenses includes approximately $6.0 million of expenses due to the revaluation of certain intangible assets and a reserve for receivables. Other operating expenses at December 31, 1995 also include a $1.0 million charge for funding the U.S. Trust Foundation for charitable contributions to be disbursed in 1996. The after tax impact of these charges is $5.1 million or $0.48 per share.


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